UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                    to

Commission file number 001-15955

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

CoBiz Employees 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CoBiz Financial Inc.

821 17th Street
Denver, CO 80202

Report of Independent Registered Public Accounting Firm

CoBiz Employees 401(k) Advisory Committee

Denver, Colorado

We have audited the accompanying statement of net assets available for benefits of the CoBiz Employees 401(k) Plan (the “Plan”) as of December 31, 2010, and the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2010.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan as of December 31, 2009, were audited by other auditors whose report dated June 25, 2010, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

As described in Note 2, these financial statements were prepared on a modified basis of accounting, which is a comprehensive basis of accounting other than Generally Accepted Accounting Principles (GAAP).

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and the statement of changes in net assets available for benefits for the year ended December 31, 2010, on the basis of accounting described in Note 2.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule of Delinquent Participant Contributions and Schedule of Assets (Held at End of Year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Ehrhardt Keefe Steiner & Hottman PC

June 29, 2011

Denver, Colorado

COBIZ EMPLOYEES 401(K) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS -
MODIFIED CASH BASIS
December 31, 2010 and 2009

	2010	2009

INVESTMENTS, AT FAIR VALUE
Mutual Funds	$24,399,167	$22,300,206
Guaranteed Interest Fund	6,793,762	6,782,983
Collective Investment Trust	2,160,968	—
CoBiz Common Stock Fund	4,306,457	3,036,203
TOTAL INVESTMENTS	37,660,354	32,119,392

RECEIVABLES
Participant Loans	1,012,253	895,735

TOTAL NET ASSETS AT FAIR VALUE	38,672,607	33,015,127
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	357,564	—
NET ASSETS AVAILABLE FOR BENEFITS	$39,030,171	$33,015,127

The accompanying notes are an integral part of these financial statements.

COBIZ EMPLOYEES 401(K) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS -
MODIFIED CASH BASIS
For the Years Ended December 31, 2010 and 2009

	2010	2009

ADDITIONS TO (DEDUCTIONS FROM) NET ASSETS
Investment income:
Net appreciation in fair value of investments	$4,356,202	$3,472,145
Interest	264,530	278,397
	4,620,732	3,750,542
Contributions:
Participant	3,038,620	3,048,139
Company	1,010,757	1,286,676
Rollover	924,383	517,478
	4,973,760	4,852,293

Benefits paid to participants	(3,563,338)	(1,199,223)
Administrative expenses	(16,110)	(30,952)

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	6,015,044	7,372,660

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	33,015,127	25,642,467

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$39,030,171	$33,015,127

The accompanying notes are an integral part of these financial statements.

COBIZ EMPLOYEES 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

NOTE 1 — DESCRIPTION OF PLAN

The following description of the CoBiz Employees 401(k) Plan (the “Plan”) provides only general information.  Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan.  The Plan covers all full-time employees of CoBiz Financial Inc. and its wholly owned subsidiaries (the “Company”) who have attained age 21 and have worked for the Company for one month.  The Plan was created on January 1, 1991 and has been restated or amended thereafter to comply with new rules and regulations issued and applicable to the Plan.  Prior to 2010, the Plan had designated Standard Insurance Company (Standard) as the Plan provider and appointed the Reliance Trust Company as the custodian to maintain the Plan’s investment in CoBiz common stock.  In 2010, the Plan designated the Principal Financial Group (Principal) as the new Plan provider and custodian to maintain the Plan’s investment in CoBiz common stock.  Effective April 1, 2010, the Plan’s assets were transferred from Standard to Principal.  As a result, certain investment options changed.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute from 1% up the maximum allowed by law of their pretax annual compensation, as defined in the Plan or up to $16,500 in 2010 and 2009, subject to certain Internal Revenue Code (IRC) limitations.   If the participant attains age 50 during the Plan year, the participant may contribute a catch-up contribution of an additional $5,500 in 2010 and 2009. The Plan accepts Roth elective contributions made on behalf of participants, as defined in the Plan Document and subject to IRC limitations.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers a variety of mutual funds, a collective investment trust fund, a common stock fund and an insurance investment contract as investment options for participants.

Discretionary Contributions

The Company may contribute a discretionary contribution as determined annually by the Company’s Compensation Committee and such contributions are directed by the receiving participants’ investment election.  Effective March 1, 2009, the match of the employees’ elective contributions per payroll period, was limited to 3%.  Prior to this date, the match was a dollar for dollar match of the employees’ elective contributions per payroll period, limited to 6% of annual compensation.

Participant Accounts

Principal is responsible for preparing, maintaining and allocating amounts to individual participant’s accounts.  Each participant’s account is credited with the participant’s contribution and allocation of the Company’s contributions.  Plan earnings are charged with an allocation of administrative expenses.  Allocations of administrative expenses are based on participant earnings on account balances, as defined in the Plan Document.  The benefit to which a participant is entitled is the benefit provided from the participant’s deferral account, the earnings thereon and the participant’s vested amount in their Company contribution account.

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon.  Vesting in the Company’s discretionary matching contribution portion of their accounts is based on years of continuous service.  A participant vests 20% annually and is 100% vested after five years of credited service.  A year of credited service is considered to be when an employee has worked at least 1,000 hours with the Company during the plan year.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the participant’s value of the vested account balance.  Loan terms range from 1 to 5 years or up to 15 years if the loan is for the purchase of a participants’ primary residence.  A participant may only have one loan outstanding.  However, a second loan may be allowed for the purchase of the participant’s primary residence.  The loans are secured by a portion of the vested benefit in the Plan that is equal to the amount that is loaned to the participant.  The loans bear interest at rates that range from 3.25% to 8.25% which are commensurate with local prevailing rates as determined by the Plan administrator.  Principal and interest is paid ratably through semi-monthly payroll deductions.  Loans outstanding at December 31, 2010 mature on various dates from April 2011 through February 2025.

Forfeitures

Forfeitures which occur pursuant to the Plan are applied to offset expenses and employer contributions as such obligations accrue.  In 2010 and 2009, the forfeitures applied against expenses were $10,000 and $20,000, respectively.  For the years ended December 31, 2010 and 2009, employer contributions were reduced by $121,000 and $51,000 respectively, due to forfeitures.  Forfeitures of terminated non-vested participant account balances available to offset future expenses and/or Company contributions at December 31, 2010 and 2009 totaled $23,000 and $18,000, respectively.

Payment of Benefits

On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a fixed period of time.  Benefits of $5,000 or less may be distributed automatically in a single sum unless an optional form of benefit is selected.  The participant’s interest portion held in the CoBiz Common Stock Fund may be distributed in kind.

The Plan allows for hardship withdrawal to pay certain housing, health, funeral or education expenses if the participant does not have other funds available for these expenses.  Internal Revenue Service (IRS) regulations require that a participant cannot make contributions to the Plan for six months after taking a hardship withdrawal.  In addition, participants will not receive matching contributions or forfeitures for the six months they are ineligible to participate in the Plan.

Upon death of the participant, a lump sum benefit must be paid no later than December 31st of the 5th calendar year following the participant’s death. Any death benefit other than a lump sum distribution made to the participant’s spouse must be distributed no later than December 31st of the calendar year immediately following the calendar year in which the participant died, or December 31st of the calendar year in which the participant would have reached age 70½, whichever is later.  If the beneficiary of any death benefit other than a lump sum distribution is not a spouse, the distribution must be made beginning no later than December 31st of the calendar year immediately following the calendar year in which the participant died.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Estimates and Basis of Accounting

The accounts of the Plan are maintained on the modified basis of cash receipts and disbursements as permitted by the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.   This basis of accounting is not in accordance with accounting principles generally accepted in the United States.  Cash basis financial statements that adjust securities investments to fair value are considered to be prepared on a modified cash basis of accounting.  Under the modified cash basis of accounting, certain revenues and related assets are recognized when received rather than when earned and certain expenses are recognized when paid rather than when the obligation is incurred.

The principal items that would be required to be reflected in the financial statements by accounting principles generally accepted in the United States (the amounts of which are not practicable to determine) are as follows:

•                  Accrual of all contributions owed at each year-end, but not received until the following year.

•                  Accrual of dividends declared, but not paid.

•                  Accrual of interest income from participant loans earned at each year-end, but not received until the following year-end.

•                  Accrual of Plan expenses and management fees incurred at each year-end, but not paid until the following year.

The preparation of financial statements in conformity with the modified cash basis of accounting may require management to make estimates and assumptions.  These estimates and assumptions may affect the reported amounts of assets and liabilities and, if applicable, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.  Actual results could differ from those estimates.

New Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-06, Fair Value Measurements and Disclosures (ASU 2010-06), which amends Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, adding new requirements for disclosures for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures.  ASU 2010-06 is effective for interim and annual periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010.  The adoption of ASU No. 2010-06 did not have a material impact on the Plan’s financial statements.   See Note 3 for additional information.

In September 2010, the FASB issued ASU No. 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans, which requires participant loans to be classified as loans receivable and measured at unpaid principal balance plus accrued but unpaid interest.  Previously, these participant loans were classified as Plan investments, and were subject to the fair value measurement and disclosure requirements of ASC 820, Fair Value Measurements and Disclosures.  As permitted under the ASU, the Plan has retrospectively adopted the ASU for the Plan years ending December 31, 2010 and 2009.  The adoption of ASU 2010-25 did not have a material impact on the Plan’s financial statements.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value in accordance with ASC 820.  Fair value is defined under ASC 820 as the exchange price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.  See Note 3 — Fair Value Measurements for detailed investment valuation methodologies used.

Purchases and sales of securities are recorded on a trade-date basis.  The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net appreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Payment of Benefits

Benefits are recorded when paid.

Plan Expenses

The Plan pays certain administrative expenses incurred in connection with the Plan.  The Company pays all other costs and expenses of maintaining the Plan.

Risks and Uncertainties

The Plan provides for various investment alternatives.  Investment securities are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant’s account balances and the amount reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.  Additionally, some investments held by mutual funds are invested in the securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies.  These risks include devaluation of currencies, less reliable information about the issuers, different security transaction clearance and settlement practices, and possible adverse political and economic developments.  Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than those of securities of comparable U.S. companies.

Subsequent Events

Management evaluated subsequent events through the date the financial statements were issued.  Events or transactions occurring after December 31, 2010, but prior to the date the financial statements were issued, that provided additional evidence about conditions that existed at December 31, 2010, have been recognized in the financial statements for the year ended December 31, 2010.  Events or transactions that provided evidence about conditions that did not exist at December 31, 2010 but arose before the financial statements were issued, have not been recognized in the financial statements for the year ended December 31, 2010.

NOTE 3 — FAIR VALUE MEASUREMENTS

ASC 820, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.  ASC 820 applies to reported balances that are required or permitted to be measured at fair value under existing accounting pronouncements.

ASC 820 emphasizes that fair value is a market-based measurement, not an entity-specific measurement.  Therefore, a fair value measurement should be determined using assumptions that market participants would use in pricing an asset or liability.  As a basis for considering market participant assumptions in fair value measurements, ASC 820 establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).

Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan has the ability to access at the measurement date.

Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates, foreign exchange rates and yield curves that are observable at commonly quoted intervals.

Level 3 inputs are unobservable inputs for the asset or liability, which is typically based on an entity’s own assumptions, as there is little, if any, related market activity.

In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Plan’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

The net realized and unrealized investments gain or loss (net appreciation or depreciation in fair value of investments) is reflected in the accompanying Statements of Changes in Net Assets Available for Benefits, and is determined as the difference between fair value at the beginning of the year (or date purchased if during the year) and selling price (if sold during the year) or year-end fair value.  Purchase and sales of investments are recorded on a trade-date basis.  Interest income is recognized on the modified cash basis.

 A description of the valuation methodologies used for assets measured at fair value, as well as the general classification of such assets pursuant to the valuation hierarchy, is set forth below.

Guaranteed Interest Fund

Effective April 2010, the Plan invested in the Guaranteed Interest Fund, which contains investment contracts.  Investment contracts held by a defined contribution plan are required to be reported at fair value.  The fair value is the amount plan participants would receive currently if they were to withdraw or transfer funds within the Plan prior to their maturity. This fair value represents discontinuation value or contract value times 95% (One minus 5% withdrawal charge).  However, contract value is a relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Statements of Net Assets available for benefits present the fair value of the investment contract as well as the adjustment from fair value to contract value.  As a result, the Plan has determined that the Guaranteed Interest Fund is classified within Level 3 of the fair value hierarchy.

Prior to April 2010, the Guaranteed Interest Fund was an interest bearing account invested in the general assets of the Standard Insurance Company. The Plan accounted for the Guaranteed Interest Fund at contract value, which approximated fair value.  The fair value of the guaranteed investment contract was calculated in prior years by discounting the related cash flows based on current yields of similar instruments with comparable durations.  The Plan’s change in methodology for determining the fair value of the Guaranteed Interest Fund is a result of designating a new Plan provider during 2010.

Level 3 investments, comprised of the guaranteed interest fund, represent 17.4% or $6,793,762 of total net assets available for benefits at December 31, 2010.

Mutual Funds

The mutual funds include publicly traded mutual funds recorded at unit value.  Unit value is determined daily using publicly traded net asset value or share prices, adjusted for dividend rates and management fee rates.  The management fee rates are considered a Level 2 input.  However, the Plan has assessed the impact of the management fee rates on the overall fair value of the account and determined it is immaterial.  As a result, the fair value of the account in its entirety is classified as Level 1.

CoBiz Common Stock Fund

The CoBiz Common Stock Fund contains the Plan’s investment in the Company’s common stock and is based on the unadjusted quoted market price.  As a result, the fair value of the account in its entirety is classified as Level 1.

Collective Investment Trust

This collective investment trust (CIT) invests in a collective trust fund as well as a variety of separate accounts and mutual funds with the majority invested in: the Mellon EB DL Aggregate Bond Index (Mellon), Collective Trust Fund (non-publicly traded; audited financials available);  the Principal Large Cap S&P 500 Index Separate Account; the Principal Diversified International Inst Fund. The fair value of the Mellon Collective Trust Fund and the separate accounts are not publicly quoted pricing inputs. The fair value of mutual funds is based on publicly quoted pricing inputs (Level 1). The fair value of all these investments is used in determining the net asset value of the collective investment trust, which is not publicly quoted.  Therefore, considering inputs used to determine the fair value of the CIT are Level 1 and 2, the overall CIT fair value is classified as Level 2.

The following tables present the Plan’s assets measured at fair value at December 31, 2010 and 2009, aggregated by the level in the fair value hierarchy within which those measurements fall.

		Fair value measurements using:
	Balance at December 31, 2010	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)

Mutual Funds:
Growth	$7,500,378	$7,500,378	$—	$—
Value	4,345,430	4,345,430	—	—
Blend	10,025,103	10,025,103	—	—
Other	2,528,256	2,528,256	—	—
Total Mutual Funds	24,399,167	24,399,167	—	—

Collective Investment Trust	2,160,968	—	2,160,968	—
Guaranteed Interest Fund	6,793,762	—	—	6,793,762
CoBiz Common Stock Fund	4,306,457	4,306,457	—	—
Total Investments	$37,660,354	$28,705,624	$2,160,968	$6,793,762

		Fair value measurements using:
	Balance at December 31, 2009	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)

Mutual Funds:
Growth	$6,798,331	$6,798,331	$—	$—
Value	3,838,293	3,838,293	—	—
Blend	8,746,650	8,746,650	—	—
Other	2,916,932	2,916,932	—	—
Total Mutual Funds	22,300,206	22,300,206	—	—

Guaranteed Interest Fund	6,782,983	—	—	6,782,983
CoBiz Common Stock Fund	3,036,203	3,036,203	—	—
Total Investments	$32,119,392	$25,336,409	$—	$6,782,983

A reconciliation of the beginning and ending balances of assets measured at fair value using Level 3 inputs follows:

	Fixed income Guaranteed Option
	For the year ended December 31,
	2010	2009
Balance at January 1,	$6,782,983	$5,880,216
Interest	225,510	236,497
Adjustment from contract value to fair value	(357,564)	—
Fund transactions
Purchases	1,072,429	1,497,284
Sales	(847,959)	(624,636)
Transfers in	2,599,668	3,987,065
Transfers out	(2,681,305)	(4,193,443)
Balance at December 31,	$6,793,762	$6,782,983

NOTE 4 — INVESTMENTS

The following presents investments at December 31, 2010 and 2009 that represent 5% or more of the Plan’s net assets.

	2010	2009

Guaranteed Interest Fund
Principal Life Insurance Company	$6,793,762	$—
Standard Insurance Company	—	6,782,983

Mutual Funds
Vanguard 500 Index	n/a	3,138,877
Federated Mid-Cap Index	n/a	2,066,576
T. Rowe Price Mid-Cap Growth	n/a	2,365,986
Harbor Capital Appreciation	n/a	2,226,434
Harbor International	n/a	2,914,820
Harbor Bond	n/a	1,872,895
PIMCO Total Return A	2,237,203	n/a
Alger Capital Apreciation Inst	2,674,504	n/a
BlackRock Equity Dividend Inv A	2,478,201	n/a
Principal Large Cap S&P 500 Index Inst	3,409,120	n/a
Principal MidCap S&P 400 Index Inst	2,282,982	n/a
Prudential Jennision MidCap Growth A	2,354,648	n/a
American Funds EuroPacific Gr R4	3,421,633	n/a

CoBiz Common Stock Fund	4,306,457	3,036,203

During 2010 and 2009, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated in value by $4,356,202 and $3,472,145, respectively.  The detail follows:

	2010	2009
Net appreciation / (depreciation) in fair value of investments:
Mutual Funds	$3,472,038	$5,179,567
Collective Investment Trust	174,438	—
CoBiz Common Stock Fund	709,726	(1,707,422)
Total	$4,356,202	$3,472,145

NOTE 5 — GUARANTEED INTEREST FUND

In 2002, the Plan entered into a benefit-responsive investment contract with Standard, who maintained the contributions in a general account through March 31, 2010.  Effective April 1, 2010, the Plan designated Principal as its new Plan provider and entered into a similar benefit-responsive contract with Principal.  The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.  Through March 31, 2010, the contract was included in the financial statements at contract value, which approximated fair value, as reported to the Plan by Standard. Effective April 1, 2010, the contract is included in the financial statements at fair value, as reported to the Plan by Principal.

Certain events limit the ability of the Plan to transact at contract value with the issuer.  Such events include the following: (1) amendments to the Plan Documents (including complete or partial plan termination or merger with another plan), (2) changes to plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the plan sponsor or other plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under Employee Retirement Income Security Act of 1974.  The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

There are no reserves against contract value for credit risk on the contract issuer or otherwise.  The average crediting interest rates were 3.35% and 3.95% for 2010 and 2009, respectively.  The crediting interest rate is based on a formula agreed upon with the issuer.  Effective April 1, 2010, the crediting rate may not be less than 2.7%.  Prior to April 2010, the minimum rate was 3%.  Such interest rates are reviewed on a quarterly basis for resetting.   The average yield was 2.63% and 3.90% for 2010 and 2009, respectively.

The guaranteed investment contract does not permit the insurance company to terminate the agreement prior to the scheduled maturity date.

NOTE 6 — PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE 7 — TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated March 3, 2004, that the Plan and related trust are designed in accordance with applicable sections of IRC.  Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.  Therefore, no provision for income taxes is included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the plan, and has concluded that at December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2006.

NOTE 8 — ADMINISTRATION OF PLAN ASSETS AND RELATED PARTY TRANSACTIONS

The Plan has designated Principal as the trustee of the Plan.  Officers or employees of the Company performed certain administrative functions.  No such officer or employee receives compensation from the Plan.

Certain administrative expenses, including the investment advisory, management fees and contract administrator fees, are paid from forfeitures of the Plan.

The Plan has entered into a benefit-responsive investment contract with Principal, who maintains contributions in a general account.  Principal is the plan Provider as designated by the Plan and, therefore, these transactions qualify as party-in-interest transactions.  Fees paid to the Plan’s service provider for the year ended December 31, 2010 and 2009 amounted to approximately $10,000 and $20,000, respectively.

NOTE 9 — SUBSIDIARY PARTICIPATION

As new subsidiaries are acquired, the Company admits the subsidiary’s employees into the Plan.  The following subsidiaries of the Company are included in the Plan: CoBiz Insurance, Inc., Green, Manning & Bunch, LTD., CoBiz Bank, CoBiz Investment Management, LLC. (formerly Alexander Capital Management Group, LLC.), and Financial Designs, Ltd.

This information is an integral part of the accompanying financial statements.

SUPPLEMENTAL INFORMATION

COBIZ EMPLOYEES 401(K) PLAN

EIN 84-0826324, PLAN # 001

SCHEDULE H, PART IV, LINE 4a;
SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

December 31, 2010

Totals that Constitute Nonexempt Prohibited Transactions

Year	Participant Contribution Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correcting in VFCP	Total Fully Correct under VFCP and PTE 2002-51
2010	$4,708	$—	$—	$—	$4,708

COBIZ EMPLOYEES 401(K) PLAN

EIN 84-0826324, PLAN # 001

SCHEDULE H, PART IV, LINE 4i;
SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2010

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value.	Current Value

Plan’s Interest in Mutual Funds

PIMCO Total Return A	Mutual Funds	$2,237,203
Alger Capital Appreciation Inst	Mutual Funds	2,674,504
BlackRock Equity Dividend Inv A	Mutual Funds	2,478,201
Principal Large Cap S&P 500 Index Inst	Mutual Funds	3,409,120
Principal MidCap S&P 400 Index Inst	Mutual Funds	2,282,982
Prudential Jennision MidCap Growth A	Mutual Funds	2,354,648
American Funds EuroPacific Gr R4	Mutual Funds	3,421,633
Franklin High Income R	Mutual Funds	246,891
PIMCO GNMA A	Mutual Funds	44,164
MFS Value R3	Mutual Funds	60,761
Wells Fargo Advantage Growth A	Mutual Funds	211,856
Columbia SmallCap Value Fund I, Class A	Mutual Funds	669,192
Heartland Select Value	Mutual Funds	1,198,037
SmallCap S&P 600 Index Institutional	Mutual Funds	850,607
Principal Real Estate Securities Institutional	Mutual Funds	139,982
Prudential Jennison Small Company A	Mutual Funds	1,202,516
Columbia Acorn International A	Mutual Funds	298,323
Oppenheimer Developing Markets A	Mutual Funds	618,547
		24,399,167
Plan’s Interest in the Guaranteed Interest Fund

Principal Life Insurance Company Interest Fund	Guaranteed Interest Fund	6,793,762

Plan’s Interest in the Principal’s Collective Investment Trust

Trust (SM) Income	Collective Investment Trust	14,723
Trust (SM) Target 2010	Collective Investment Trust	390
Trust (SM) Target 2015	Collective Investment Trust	1,258,229
Trust (SM) Target 2020	Collective Investment Trust	120,305
Trust (SM) Target 2025	Collective Investment Trust	174,743
Trust (SM) Target 2030	Collective Investment Trust	231,839
Trust (SM)Target 2035	Collective Investment Trust	94,470
Trust (SM)Target 2040	Collective Investment Trust	136,935
Trust (SM) Target 2045	Collective Investment Trust	62,850
Trust (SM) Target 2050	Collective Investment Trust	65,314
Trust (SM) Target 2055	Collective Investment Trust	1,170
		2,160,968

* CoBiz Financial Inc.	Common Stock Fund	4,306,457

* Participant loans	interest ranging from 3.25% to 8.25% with various maturities through February 2025, collaterized by participant vested account balances.	1,012,253

TOTAL PLAN ASSETS HELD FOR INVESTMENT		$38,672,607

*   Party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CoBiz Employees 401(k) Plan
Date: June 29, 2011	By:	/s/ Troy Dumlao
Advisory Committee

EXHIBITS INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm, Ehrhardt Keefe Steiner & Hottman PC
23.2	Consent of Independent Registered Public Accounting Firm, Clifton Gunderson LLP